Exhibit 99.1

November 5, 2026

Vancouver, British Columbia

THIRD QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Third Quarter 2026 Results and Record Year-to-

Date Production, Sales Volume, Revenue, Earnings and Cash Flow

“Wheaton delivered another solid quarter, building on record year-to-date performance, and remains very well positioned to achieve our annual production guidance,” said Haytham Hodaly, President and Chief Executive Officer of Wheaton Precious Metals. “We continued to see meaningful progress on our growth pipeline, with first gold pour at Montage Gold’s Koné project and Hudbay’s approval of construction at Copper World marking important milestones for two significant contributors to our near-term growth. With a portfolio of high-quality assets and increasing visibility into our next phase of growth, supported by a strong financial position, we are confident in Wheaton’s outlook and our ability to deliver meaningful production growth over the coming years.”

Record Financial Performance and Strong Balance Sheet

●	Q3 2026: $772 million in revenue, $410 million in net earnings and $645 million in operating cash flow.
●	Nine months ended September 30, 2026: A record $2.6 billion in revenue, record $1.5 billion in net earnings and record $2.1 billion in operating cash flow.
●	Declared a quarterly dividend[1] of $0.195 per common share and made a quarterly dividend payment totaling $89 million.
●	Balance Sheet: Cash balance of $146 million and debt outstanding under Term Loan and Revolving Credit Facility totaling $1.6 billion, resulting in total net debt of $1.5 billion.
o	Repaid $372 million of the revolving credit facility during the quarter.

High-Quality Asset Base

●	Streaming and royalty agreements from 57 mining assets including 22 operating mines, 20 development projects and 15 exploration & other stage projects[5].
●

Delivered attributable gold equivalent production[3] (“GEOs”) of 231,000 ounces in the third quarter of 2026, a 13% increase relative to the comparable period of the prior year primarily due to the acquisition of the precious metals purchase agreement with BHP Group Limited for its 33.75% portion of the silver produced at Antamina (the “BHP Antamina PMPA”), in addition to the continued realization of the Company’s growth strategy with production from Hemlo, Fenix, Platreef, and Mineral Park.

●	Updates on key catalysts contributing to Wheaton’s growth profile:
o	Vale Base Metals announced coarse particle flotation will be implemented at the Salobo mine in Brazil.
o	First gold pour achieved at Montage Gold’s Koné project in Côte d’Ivoire.
o	Received first deliveries related to Ivanhoe’s Platreef project in South Africa.

o	B2Gold announced completion of Phase 1 upgrades to the crushing plant at the Goose Project in Canada.
o	Allied Gold announced the start of production at the Kurmuk project in Ethiopia.
o	Hudbay approved the Copper World project in the U.S.
o	KGL approved a Final Investment Decision for its Jervois Project in Australia.
o	Generation Mining announced the commencement of construction at its Marathon project in Canada.
●

Further de-risking of industry leading forecast growth profile with advancement of construction activities at a number of development projects, including Mineral Park, Platreef, Fenix, El Domo, and Kurmuk.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q3 2026	Q3 2025	Change	YTD 2026	YTD 2025	Change

Units produced

Gold ounces	91,753	99,943	(8.2)%	279,448	285,495	(2.1)%

Silver ounces	8,182	5,995	36.5%	21,346	16,270	31.2%

Other metals GEOs [3]	2,846	3,972	(28.3)%	12,053	11,747	2.6%

Total GEOs [3]	230,965	203,835	13.3%	647,258	568,405	13.9%

Units sold

Gold ounces	91,969	78,944	16.5%	283,140	289,214	(2.1)%

Silver ounces	5,758	4,760	21.0%	17,329	14,111	22.8%

Other metals GEOs [3]	4,334	3,566	21.5%	11,170	8,354	33.7%

Total GEOs [3]	192,270	161,845	18.8%	583,129	532,756	9.5%

Change in PBND

Gold equivalent ounces [3]	16,984	24,427	7,443	5,557	(13,004)	(18,561)

Revenue	$771,734	$476,257	62.0%	$2,602,404	$1,449,886	79.5%

Net earnings	$410,248	$367,216	11.7%	$1,535,528	$913,471	68.1%

Per share	$0.903	$0.809	11.6%	$3.381	$2.013	68.0%

Adjusted net earnings [1]	$409,840	$281,054	45.8%	$1,535,154	$817,884	87.7%

Per share [1]	$0.902	$0.619	45.7%	$3.381	$1.802	87.6%

Operating cash flows	$644,856	$382,953	68.4%	$2,060,196	$1,158,705	77.8%

Per share [1]	$1.420	$0.844	68.2%	$4.537	$2.553	77.7%

All amounts in thousands except gold & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in Q3 2026 was $772 million (51% gold, 46% silver, 0.5% palladium and 2% cobalt), with the $295 million increase relative to the prior period being primarily due to a 36% increase in the average realized gold equivalent³ price; and a 19% increase in the number of GEOs³ sold.

Revenue was $2.6 billion (49% gold, 49% silver, 0.4% palladium and 2% cobalt) during the nine months ended September 30, 2026, with the $1.2 billion increase from the comparable period of the previous year due primarily to a 64% increase in the average realized gold equivalent³ price; and a 9% increase in the number of GEOs³ sold.

Cash Costs and Margins

Average cash costs¹ in Q3 2026 were $548 per GEO³ as compared to $452 in Q3 2025. This resulted in a cash operating margin¹ of $3,466 per GEO³ sold, an increase of 39% as compared with the third quarter of 2025, a result of the higher realized price per ounce. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of Wheaton’s business model in generating higher levered cash flow and margins in a rising precious metals price environment.

Average cash costs¹ for the nine months ended September 30, 2026 were $597 per GEO³ as compared to $415 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $3,866 per GEO³ sold, a 68% increase from the comparable period of the previous year, a result of the higher realized price per ounce.

Cash Flow from Operations

Operating cash flow in Q3 2026 amounted to $645 million, with the $262 million increase from the comparable period of the prior year being due primarily to higher gross margin.

Operating cash flows for the nine months ended September 30, 2026 amounted to $2.1 billion, with the $901 million increase from the comparable period of the previous year being due primarily to higher gross margin.

Produced But Not Yet Delivered

As at September 30, 2026, approximately 178,600 GEOs3 were produced but not yet delivered (“PBND”) representing approximately 2.6 months of payable production, consistent with the preceding four quarters and placing PBND levels within our guided range of two and a half to three and a half months.

Balance Sheet (at September 30, 2026)

●	As at September 30, 2026, approximately $146 million of cash on hand and $1.6 billion outstanding under the Company’s Term Loan and its Revolving Credit Facility.
●	During Q3 2026, the Company made net upfront cash payments of $86 million relative to the mineral stream interests consisting of:
o	El Domo: $44 million; and
o	Marmato: $42 million.
●	Subsequent to the quarter, the Company made additional upfront cash payments of $51 million, relative to the Jervois PMPA ($16 million) and the Spring Valley PMPA ($35 million).

Third Quarter Operating Asset Highlights

Salobo: In Q3 2026, Salobo produced 65,800 ounces of attributable gold, a decrease of 2% relative to Q3 2025, primarily the result of lower grades due to mine sequencing, partially offset by higher recoveries and throughput.

Antamina: In Q3 2026, Antamina produced 2.7 million ounces of attributable silver, an increase of 60% relative to Q3 2025. The increase was primarily driven by the newly acquired BHP Antamina PMPA, which increased the Company’s share of silver production at Antamina from 33.75% to 67.5%, effective April 1, 2026. The benefit of the increased production share was partially offset by lower silver grades. The lower grades were attributable to pit sequencing, with a greater proportion of copper-only ore processed during the quarter relative to copper-zinc ore, which contains more silver.

Peñasquito: In Q3 2026, Peñasquito produced a record 3.1 million ounces of attributable silver, an increase of 46% relative to Q3 2025, primarily the result of higher throughput and grades resulting from planned mine sequencing.

San Dimas: In Q3 2026, San Dimas produced 5,700 ounces of attributable gold, a decrease of 25% relative to Q3 2025, primarily the result of lower throughput due to the impact of a labour dispute which began on September 18, 2026, partially offset by the change of the gold to silver conversion ratio from 90:1 to 70:1 on October 29, 2025, noting that for the period April 30, 2025 to October 28, 2025, the gold to silver conversion ratio was 90:1.

Blackwater: In Q3 2026, Blackwater produced 0.2 million ounces of attributable silver and 5,600 ounces of attributable gold, an increase of 14% for both metals relative to Q3 2025, primarily the result of higher recoveries as a result of process optimization of the milling circuit and improved ore characteristics as mining has advanced deeper into the deposit, partially offset by lower throughput and grades. On October 13, 2026, Artemis Gold Inc. (“Artemis Gold”) reported that the Phase 1A expansion project at Blackwater, expected to increase annual design throughput of the existing process plant by 33% to 8 Mtpa, was now 77% complete and remains on track for commissioning before the end of the year, with the expansion expected to contribute to production beginning in 2027. Artemis Gold reports major works construction on the Expanded Phase 2 project is progressing as planned, and that together, these expansions are expected to more than triple current processing capacity.

Sudbury: In Q3 2026, Vale’s Sudbury mines produced 4,000 ounces of attributable gold, a decrease of 18% relative to Q3 2025, with lower grades and recoveries being partially offset by higher throughput.

Constancia: In Q3 2026, Constancia produced 0.6 million ounces of attributable silver and 3,200 ounces of attributable gold, consistent with prior year for silver and a decrease of 75% for gold production relative to Q3 2025. The lower gold production was the result of lower grades and recoveries, as mining activities in the higher-gold grade Pampacancha pit were completed during Q4 2025, and the remaining stockpiled Pampacancha ore was fully processed during January 2026. On July 2, 2026, Hudbay Minerals (“Hudbay”) announced that it had received approval from the National Environmental Certification Service for Sustainable Investments in Perú (“SENACE”) to amend its environmental permit and further increase annual mill processing capacity at Constancia. The amended permit increases the processing capacity of the Constancia mill to 34 million tonnes of ore per annum from the previously permitted 31 million tonnes per annum. Hudbay states that the environmental permit amendment also approves further optimization of the mine plan, extends the operational life of Constancia, and incorporates the implementation of additional infrastructure to improve tailings transport infrastructure and water management systems.

Stillwater: In Q3 2026, the Stillwater mines produced 1,200 ounces of attributable gold and 2,100 ounces of attributable palladium, a decrease of 30% for gold and 19% for palladium relative to Q3 2025, primarily the result of lower throughput, grades and recoveries, with operations being impacted by a labour dispute which lasted from September 3, 2026 to October 9, 2026.

Voisey’s Bay: In Q3 2026, the Voisey’s Bay mine produced 403,000 pounds of attributable cobalt, a decrease of 33% relative to Q3 2025 primarily the result of planned maintenance.

Other Gold: In Q3 2026, total Other Gold attributable production was 6,200 ounces, an increase of 418% relative to Q3 2025 due to the addition of attributable production from the Fenix and Hemlo mines. Notable operational updates for assets included within ‘Other Gold’ include:

●

Hemlo: On October 21, 2026, Hemlo Mining Corp. (“Hemlo Mining”) reported that production ramp-ups during Q3 2026 were impacted by the underground substation outage that constrained mining rates and delayed the planned production ramp-up. To mitigate the impact, the mine plan was temporarily re-sequenced and production activities were shifted to other areas. Despite the operational challenges,

Hemlo Mining announced production benefited from access to higher-grade stopes resulting in higher grades and increased gold production in Q3 2026 compared to Q2 2026.
●

Goose: On November 4, 2026, B2Gold Corp. (“B2Gold”) reported that Phase 1 upgrades to the crushing plant have been completed, with the circuit now operating at 3,200 tonnes per day (“tpd”). B2Gold expects throughput to remain at these levels until mid-2027, when Phase 2 upgrades are expected to bring the Goose mill to an average of 4,000 tpd. B2Gold reports that Goose is on track to achieve annual production guidance in 2026.

●

Marmato: On October 7, 2026, Aris Mining Corporation (“Aris”) reported a key milestone with the commissioning of the new filtered tailings facility. Planned downtime was used to carry out upgrades at the existing flotation plant, along with the construction of the new 5,000 tpd carbon-in-pulp (“CIP”) plant with Aris subsequently reporting on November 4, 2026, that the construction of the new CIP plant is nearing completion with first gold pour expected in December 2026.

Other Silver: In Q3 2026, total Other Silver attributable production was 1.7 million ounces, an increase of 13% relative to Q3 2025.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Platreef: On November 3, 2026, Ivanhoe Mines (“Ivanhoe”) announced that Platreef’s Phase 1 concentrator continued to ramp-up during the quarter, fed by lower-grade development ore, and that identified bottlenecks in the underground materials handling and tailings filtration systems have largely been resolved, with mining and milling rates expected to improve further in the fourth quarter. Ivanhoe notes that the production mining of higher-grade stopes is also expected to ramp up in Q4 2026. Ivanhoe also reported that Shaft #3 is now also hoisting development waste, as the underground infrastructure is constructed in preparation for the Phase 2 expansion, which is expected to be completed by the end of 2027.

Fenix: On September 28, 2026, Rio2 Limited (“Rio2”) provided an update that despite the temporary suspension of mining activities due to adverse weather conditions, critical facilities including leach pad, processing plant, and power generation facilities remain operational at reduced capacity. Rio2 reports it believes that the ramp-up of mining activities remains on track to achieve commercial production in Q4 2026 with Rio2 implementing several initiatives to recover production losses incurred over the recent months.

Koné: On November 4, 2026, Montage Gold Corp. (“Montage”) reported that following the first gold pour at the Koné project which was achieved on September 26, 2026, activities have rapidly ramped up with commercial production well on track to be declared in Q4 2026. Montage reported that a total of approximately 880,000 tonnes were processed from the oxide circuit during the month of October, with the plant operating at an average of over 90% of its 11Mtpa nameplate capacity during the month, with 104% of nameplate achieved during the last week of October. Montage also confirmed that construction of the hard-rock comminution circuit remains on track for completion in Q2 2027.

Kurmuk: On September 17, 2026, Allied Gold Corporation (“Allied”) reported that the power line connecting Kurmuk to the Ethiopian electrical grid had been successfully commissioned and energized, marking a significant milestone toward the start of operations. Subsequently, on November 4, 2026, Allied reported that ore has been introduced into the processing plant and the mine is now in production.

El Domo: On November 3, 2026, Silvercorp Metals Inc. (“Silvercorp”) announced that, due to extended rainfall, the El Domo completion date is expected to be delayed by four months, with Silvercorp targeting production by November 1, 2027. In addition, Silvercorp reported that construction of the external powerline has been delayed pending additional reviews and approvals, with construction of the site substation having commenced.

Copper World: On October 21, 2026, Hudbay announced the results of the definitive feasibility study and approved the Copper World project construction advancing the next major U.S. copper mine with first production targeted for the second half of 2029, and an expansion of the concentrator from 60,000 to 90,000 tpd planned for year five. Copper World represents a significant contributor to the Company’s growth profile.

Jervois: On October 15, 2026, KGL Resources (“KGL”) announced the receipt of board approval for the final investment decision for its Jervois Project. KGL reported that the target delivery date for first concentrate production remains the first half of 2028.

Spring Valley: During the quarter, Solidus Resources received the Water Pollution Control Permit from the Bureau of Mining Regulation and Reclamation of the Nevada Division of Environmental Protection for the Spring Valley Project. On October 21, 2026, following receipt of the permit, the Company advanced a portion of the upfront payment amounting to $35 million, with the remaining balance to be advanced in installments subject to the satisfaction of various conditions.

Santo Domingo: On October 29, 2026, Capstone Copper Corp. (“Capstone”) reported that detailed engineering advanced during the third quarter, alongside continued evaluation of opportunities to optimize district infrastructure.

Subsequent to the quarter, Capstone also reported that it had continued to advance Santo Domingo towards a final investment decision expected in Q1 2027, upon which fund entities managed by Orion Resource Partners LP will acquire a 25% ownership interest in the Santo Domingo project under a joint venture transaction. Capstone noted that the transaction de-risks capital funding requirements for Santo Domingo, providing financial flexibility during project construction.

Marathon: On October 1, 2026, Generation Mining Ltd. (“Gen Mining”) announced that it has commenced construction at its Marathon Project, following the earlier announcement that it had secured final funding. Early works have commenced and are expected to run through Q4 2026 and into 2027, alongside the advancement of critical equipment and infrastructure procurement.

Toroparu: On November 4, 2026, Aris reported that the Prefeasibility Study (“PFS”) remains on schedule for completion in November 2026, supporting a construction decision targeted for early 2027. Project optimization work in support of the PFS includes updated mine scheduling, engineering studies and other activities to advance to construction readiness.

Kudz Ze Kayah: On October 26, 2026, BMC Minerals Ltd (“BMC”) reported receipt of the Type B Water License from the Yukon Water Board during the quarter and that it continues to advance the remaining permits. BMC noted that it continues to aim to make a final investment decision in late 2027, subject to receipt of permits.

Corporate Development

Salobo: During the quarter, the Company amended the Salobo PMPA to pay Vale $40 million in two installments in connection with the Coarse Particle Flotation (“CPF”) project milestones. The CPF project will reduce grinding requirements through the addition of a new flotation circuit that removes waste rock earlier. The CPF project is expected to add 6 Mt to the Salobo plant’s annual ore processing capacity, bringing overall processing capacity to 42 Mtpa. The amendment eliminated the Company’s previous obligation to make annual payments of $8 million over a 10-year period, totaling $80 million, if Vale had implemented a high-grade mine plan at Salobo.

Cozamin: On September 21, 2026, Luca Mining Corp. (“Luca”) reported a definitive agreement to acquire the Cozamin mine from Capstone. To assist Luca in financing this acquisition, the Company agreed with Luca to amend the existing Cozamin PMPA concurrently with the closing of the acquisition to provide for an additional $25 million upfront cash consideration. Under the terms of the amendment, which is conditional on the completion of the acquisition of Cozamin by Luca, the Company’s silver entitlement is to be increased from 50% to 65% of payable production until an incremental 500,000 ounces are delivered, after which the stream reverts to the percentages and thresholds under the original Cozamin PMPA.

Sustainability

Future of Mining Challenge

During the quarter, ventures were shortlisted to advance in the Future of Mining Challenge and are now being evaluated for scalable technologies aimed at improving ore body understanding and extraction, minimizing land disturbance and creating operational efficiencies at mine sites. Three finalists are expected to be announced in February ahead of the Challenge showcase and winner selection in March 2027.

Partner Community Investment

•

Wheaton’s Partner Community Investment Program works alongside its mining partners to support locally identified priorities and initiatives that deliver meaningful and lasting social and environmental benefits in communities near their operations and development projects.

•

During the quarter, Wheaton committed to supporting new educational initiatives in communities near Montage Gold’s Koné Project, including new classrooms and science laboratories designed to expand access to science education and support longer-term educational opportunities for local students.

Local Community Investment

•

Committed C$3 million to the Britannia Mine Museum to establish the Modern Mining Technology Centre, supporting greater understanding of modern mining and the technologies shaping the industry’s future.

•	Committed C$2.5 million to Foundry BC to support youth across British Columbia, helping advance access to health and wellness services for young people and their families.

2026 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2026 is forecast to be 400,000 to 430,000 ounces of gold, 27 to 29 million ounces of silver, and 19,000 to 21,000 GEOs of other metals, resulting in annual production of approximately 860,000 to 940,000 GEOs3, unchanged from previous guidance. Approximately 3% of the Company’s forecast 2026 production is estimated to be delivered from assets currently in construction or various stages of ramp-up.

Annual production is currently forecast to increase from 2025 levels by approximately 50% to 1,200,000 GEOs3 by 2030, with average annual production forecast to remain at 1,200,000 GEOs3 in years 2031 to 2035, also unchanged from previous guidance.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong sustainability practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2026 third quarter results on Thursday, November 5, 2026, after market close. A conference call will be held on Friday, November 6, 2026, starting at 11:00 am ET (9:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-800-715-9871 or 1-647-932-3411
Conference Call ID:	7288291#

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 13, 2026, at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Passcode:	7288291#
Archived webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at www.wheatonpm.com.

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 1-604-639-9870

Email: media@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars and shares in thousands, except per share amounts - unaudited)	2026	2025	2026	2025

Sales	$771,734	$476,257	$2,602,404	$1,449,886

Cost of sales

Cost of sales, excluding depletion	$105,337	$74,303	$349,423	$224,107

Depletion	127,893	65,966	327,247	217,662

Total cost of sales	$233,230	$140,269	$676,670	$441,769

Gross margin	$538,504	$335,988	$1,925,734	$1,008,117

General and administrative	10,225	10,424	34,524	34,970

Share based compensation	13,528	8,652	28,447	30,795

Donations and community investments	3,740	1,406	9,902	6,466

Earnings from operations	$511,011	$315,506	$1,852,861	$935,886

Gain on disposal of mineral stream interests	-	85,724	-	85,724

Other income (expense)	1,761	12,834	28,568	30,090

Earnings before finance costs and income taxes	$512,772	$414,064	$1,881,429	$1,051,700

Finance costs	25,097	1,441	57,599	4,309

Earnings before income taxes	$487,675	$412,623	$1,823,830	$1,047,391

Income tax expense	77,427	45,407	288,302	133,920

Net earnings	$410,248	$367,216	$1,535,528	$913,471

Basic earnings per share	$0.903	$0.809	$3.381	$2.013

Diluted earnings per share	$0.902	$0.807	$3.375	$2.009

Weighted average number of shares outstanding

Basic	454,171	453,967	454,117	453,850

Diluted	455,030	454,768	454,992	454,625

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at September 30 2026	As at December 31 2025

Assets

Current assets

Cash and cash equivalents	$145,802	$1,153,593

Accounts receivable	13,904	46,723

Other	3,134	3,853

Total current assets	$162,840	$1,204,169

Non-current assets

Mineral stream interests	$11,689,979	$7,397,149

Early deposit mineral stream interests	47,097	47,094

Mineral royalty interests	67,689	40,421

Long-term equity investments	202,571	410,495

Property, plant and equipment	9,409	9,926

Other	42,636	16,527

Total non-current assets	$12,059,381	$7,921,612

Total assets	$12,222,221	$9,125,781

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$16,441	$22,557

Income taxes payable	246,555	109,951

Current portion of performance share units	22,029	21,604

Current portion of lease liabilities	600	575

Total current liabilities	$285,625	$154,687

Non-current liabilities

Bank debt	$1,597,518	$-

Performance share units	6,323	13,215

Lease liabilities	6,715	7,330

Income taxes payable - non-current	254,860	252,271

Deferred income taxes	34,779	1,794

Pension liability	4,397	5,976

Total non-current liabilities	$1,904,592	$280,586

Total liabilities	$2,190,217	$435,273

Shareholders’ equity

Issued capital	$3,827,121	$3,814,910

Reserves	102,870	176,911

Retained earnings	6,102,013	4,698,687

Total shareholders’ equity	$10,032,004	$8,690,508

Total liabilities and shareholders’ equity	$12,222,221	$9,125,781

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	2026	2025	2026	2025

Operating activities

Net earnings	$410,248	$367,216	$1,535,528	$913,471

Adjustments for

Depreciation and depletion	128,198	66,273	328,289	218,589

Gain on disposal of mineral stream interest	-	(85,724)	-	(85,724)

Equity settled share based compensation	1,770	1,612	5,160	4,846

Performance share units - expense	11,758	7,040	23,287	25,949

Performance share units - paid	-	-	(29,257)	(17,209)

Income tax expense	77,427	45,407	288,302	133,920

Investment income recognized in net earnings	(1,659)	(9,957)	(17,330)	(27,746)

Other	25,378	(470)	47,544	2,701

Change in non-cash working capital	13,328	(17,512)	23,236	(31,963)

Cash generated from operations before income taxes and interest	$666,448	$373,885	$2,204,759	$1,136,834

Income taxes paid	(72)	(422)	(109,515)	(3,604)

Interest paid	(22,974)	(132)	(52,860)	(310)

Interest received	1,454	9,622	17,812	25,785

Cash generated from operating activities	$644,856	$382,953	$2,060,196	$1,158,705

Financing activities

Bank debt repaid	$(372,000)	$-	$(1,100,000)	$-

Bank debt drawn	-	-	2,700,000	-

Debt issue costs	(37)	(93)	(5,155)	(955)

Share purchase options exercised	996	1,942	2,542	6,415

Lease payments	(140)	(127)	(423)	(338)

Dividends paid	(87,673)	(74,232)	(258,965)	(222,171)

Cash (used for) generated from financing activities	$(458,854)	$(72,510)	$1,337,999	$(217,049)

Investing activities

Mineral stream interests	$(86,667)	$(250,630)	$(4,621,850)	$(694,321)

Early deposit mineral stream interests	-	-	(3)	-

Mineral royalty interests	(194)	-	(27,268)	-

Net proceeds on disposal of mineral stream interests	-	101,730	-	101,730

Acquisition of long-term investments	(37,642)	(9,711)	(52,249)	(9,714)

Proceeds on disposal of long-term investments	-	-	323,421	-

Dividends received	-	239	-	765

Other	(15,089)	(231)	(21,922)	(722)

Cash used for investing activities	$(139,592)	$(158,603)	$(4,399,871)	$(602,262)

Effect of exchange rate changes on cash and cash equivalents	$(800)	$(19)	$(6,115)	$146

Increase (decrease) in cash and cash equivalents	$45,610	$151,821	$(1,007,791)	$339,540

Cash and cash equivalents, beginning of period	100,192	1,005,885	1,153,593	818,166

Cash and cash equivalents, end of period	$145,802	$1,157,706	$145,802	$1,157,706

Summary of Units Produced

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024

Gold ounces produced ²

Salobo	65,769	62,116	69,201	88,907	66,997	69,418	71,384	84,291

Sudbury [3]	3,963	4,736	4,115	7,412	4,852	5,403	4,880	5,259

Constancia	3,166	2,978	4,571	15,396	12,797	4,604	4,876	18,727

San Dimas [4]	5,668	6,890	7,341	8,206	7,507	6,987	8,416	7,263

Stillwater [5]	1,207	1,423	1,424	1,518	1,717	1,654	1,339	2,166

Blackwater	5,564	5,925	4,954	5,479	4,879	4,050	1,017	-

Platreef	230	81	76	-	-	-	-	-

Other

Marmato	476	979	816	705	807	748	757	622

Goose	1,161	362	1,096	1,027	387	19	-	-

Hemlo	2,596	2,561	3,007	1,630	-	-	-	-

Fenix	1,953	1,988	1,055	-	-	-	-	-

Total Other	6,186	5,890	5,974	3,362	1,194	767	757	622

Total gold ounces produced	91,753	90,039	97,656	130,280	99,943	92,883	92,669	118,328

Silver ounces produced [2]

Peñasquito	3,056	1,807	2,559	1,821	2,087	2,103	1,754	2,465

Antamina	2,670	2,319	1,553	1,600	1,672	1,482	1,047	1,071

Constancia	577	565	531	731	577	552	555	970

Blackwater	189	201	169	186	166	138	35	-

Other

Los Filos [6]	-	-	-	-	-	-	68	29

Zinkgruvan	640	438	532	513	688	684	585	637

Neves-Corvo	481	461	483	549	431	449	459	494

Aljustrel [7]	347	461	691	548	195	-	-	-

Cozamin	159	161	165	170	169	174	174	192

Marmato	5	10	8	8	10	8	8	7

Mineral Park	58	31	19	8	-	-	-	-

Total Other	1,690	1,562	1,898	1,796	1,493	1,315	1,294	1,359

Total silver ounces produced	8,182	6,454	6,710	6,134	5,995	5,590	4,685	5,865

Palladium ounces produced ² Stillwater [5]	2,134	2,513	2,561	2,519	2,650	2,435	2,661	2,797
Platreef	94	31	30	-	-	-	-	-

Total palladium ounces produced	2,228	2,544	2,591	2,519	2,650	2,435	2,661	2,797

Platinum ounces produced ² Platreef	121	42	40	-	-	-	-	-

Cobalt pounds produced ² Voisey’s Bay	403	796	657	670	604	647	540	393

GEOs produced [8]	230,965	202,561	213,732	236,794	203,835	190,179	174,391	218,993

Average payable rate [2]

Gold	95.0%	95.1%	95.3%	95.0%	94.6%	95.2%	94.9%	95.3%

Silver	87.3%	87.0%	87.8%	87.5%	87.7%	87.7%	86.3%	84.6%

Palladium	98.1%	98.1%	98.2%	96.9%	96.7%	97.4%	96.4%	97.5%

Platinum	80.0%	80.0%	80.0%	n.a.	n.a.	n.a.	n.a.	n.a.

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [8]	90.4%	90.8%	91.4%	91.7%	91.2%	91.5%	91.1%	90.5%

1)	All figures in thousands except gold, palladium and platinum ounces produced.
2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. From April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised to 90:1. Effective October 29, 2025, the fixed gold to silver exchange ratio was returned to 70:1. For reference, attributable silver production from prior periods is as follows: Q3 2026 - 215,000 ounces; Q2 2026 - 266,000 ounces; Q1 2026 - 294,000 ounces; Q4 2025 - 329,000 ounces; Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)

On April 1, 2025, Equinox Gold Corp., reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

7)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
8)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Summary of Units Sold

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024

Gold ounces sold

Salobo	63,243	70,106	58,675	83,697	55,768	76,331	83,809	55,170

Sudbury [2]	4,112	4,471	4,412	3,715	4,729	2,849	5,632	4,048

Constancia	2,844	2,990	10,886	17,029	2,708	6,827	9,788	17,873

San Dimas	7,411	5,984	7,670	8,686	6,655	7,235	8,962	6,990

Stillwater [3]	1,599	1,275	1,394	1,790	1,465	1,386	1,947	2,410

Blackwater	5,365	6,246	4,914	5,225	6,463	3,291	110	-

Platreef	95	-	-	-	-	-	-	-

Other

Marmato	972	864	718	809	749	742	737	650

Goose	544	859	1,339	528	95	-	-	-

Hemlo	3,155	2,283	4,478	-	-	-	-	-

Fenix	2,629	1,021	274	-	-	-	-	-

Santo Domingo [4]	-	-	312	312	312	312	312	312

El Domo [4]	-	-	-	-	-	-	-	209

Total Other	7,300	5,027	7,121	1,649	1,156	1,054	1,049	1,171

Total gold ounces sold	91,969	96,099	95,072	121,791	78,944	98,973	111,297	87,662

Silver ounces sold

Peñasquito	1,982	2,723	1,444	1,878	1,609	2,112	1,976	1,852

Antamina	2,041	2,063	1,504	1,893	1,552	1,073	884	858

Constancia	512	453	674	613	275	625	730	797

Blackwater	147	136	127	137	137	143	-	-

Other

Los Filos	-	2	7	-	3	8	57	29

Zinkgruvan	488	451	347	358	708	520	446	452

Neves-Corvo	197	203	271	245	212	224	218	154

Aljustrel	201	312	505	382	122	-	-	-

Cozamin	143	147	149	169	133	154	164	158

Marmato	10	9	8	10	9	9	8	7

Mineral Park	37	23	13	-	-	-	-	-

Total Other	1,076	1,147	1,300	1,164	1,187	915	893	800

Total silver ounces sold	5,758	6,522	5,049	5,685	4,760	4,868	4,483	4,307

Palladium ounces sold Stillwater [3]	2,747	2,069	2,906	1,730	2,594	2,575	2,457	4,434

Platreef	34	-	-	-	-	-	-	-

Total palladium ounces sold	2,781	2,069	2,906	1,730	2,594	2,575	2,457	4,434

Platinum ounces sold Platreef	49	-	-	-	-	-	-	-

Cobalt pounds sold

Voisey’s Bay	661	705	309	485	529	353	265	485

GEOs sold [5]	192,270	209,115	181,743	219,605	161,845	182,750	188,162	163,355

Cumulative payable units PBND [6]

Gold ounces	91,964	96,409	106,873	108,525	106,222	90,284	100,512	123,511

Silver ounces	4,675	3,290	4,198	3,358	3,677	3,178	3,145	3,583

Palladium ounces	4,619	5,228	4,803	5,169	4,424	4,414	4,596	4,439

Platinum ounces	113	65	32	-	-	-	-	-

Cobalt pounds	1,398	1,683	1,646	1,341	1,202	1,168	917	678

GEOs [5]	178,648	161,665	186,928	173,091	175,140	150,713	159,136	188,144

1)	All figures in thousands except gold, palladium and platinum ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

6)

Payable gold, silver, palladium and platinum ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	65,769	63,243		$4,267		$433		$414	$269,890	$216,285	$242,497	$2,542,453

Sudbury [5]	3,963	4,112		4,305		400		1,326	17,701	10,605	16,037	200,616

Constancia	3,166	2,844		4,267		431		333	12,138	9,963	10,911	46,641

San Dimas	5,668	7,411		4,267		650		441	31,628	23,547	26,813	116,105

Stillwater	1,207	1,599		4,267		764		551	6,824	4,722	5,602	201,800

Blackwater	5,564	5,365		4,305		1,507		624	23,096	11,665	14,791	320,936

Platreef	230	95		4,267		100		657	407	335	397	275,640

Other [6]	6,186	7,300		4,286		838		1,081	31,286	17,285	25,173	1,726,029

	91,753	91,969		$4,273		$549		$523	$392,970	$294,407	$342,221	$5,430,220

Silver

Peñasquito	3,056	1,982		$63.02		$4.62		$4.73	$124,925	$106,389	$115,768	$176,277

Antamina	2,670	2,041		63.02		12.93		26.30	128,628	48,557	102,231	4,654,655

Constancia	577	512		63.02		6.36		6.72	32,249	25,557	28,996	140,721

Blackwater	189	147		63.97		12.57		9.10	9,400	6,215	7,759	164,184

Other [7]	1,690	1,076		58.11		9.48		4.54	62,536	47,449	65,777	572,019

	8,182	5,758		$62.13		$8.83		$12.63	$357,738	$234,167	$320,531	$5,707,856

Palladium

Stillwater	2,134	2,747		$1,326		$235		$481	$3,642	$1,676	$2,997	$205,123

Platreef	94	34		1,326		392		324	45	21	31	78,803

	2,228	2,781		$1,326		$236		$479	$3,687	$1,697	$3,028	$283,926

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	121	49		1,662		498		245	81	45	57	57,572

	121	49		$1,662		$498		$245	$81	$45	$57	$67,023

Cobalt

Voisey’s Bay	403	661		$26.09		$4.98		$8.74	$17,258	$8,188	$13,517	$200,954

Operating results									$771,734	$538,504	$679,354	$11,689,979

Other

General and administrative										$(10,225)	$(9,469)

Share based compensation										(13,528)	-

Donations and community investments										(3,740)	(3,935)

Finance costs										(25,097)	(23,562)

Other										1,761	2,540

Income tax										(77,427)	(72)

Total other										$(128,256)	$(34,498)	$532,242

										$410,248	$644,856	$12,222,221

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

Three Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	66,997	55,768		$3,467		$429		$404	$193,363	$-	$146,909	$169,447	$2,654,535

Sudbury [6]	4,852	4,729		3,563		400		1,399	16,850	-	8,342	6,305	223,690

Constancia	12,797	2,708		3,467		427		338	9,388	-	7,314	8,231	58,047

San Dimas	7,507	6,655		3,467		643		428	23,076	-	15,945	18,795	128,937

Stillwater	1,717	1,465		3,467		614		570	5,080	-	3,345	4,180	205,223

Blackwater	4,879	6,463		3,563		1,236		606	23,028	-	11,123	4,123	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	1,194	1,156		3,471		455		1,367	4,012	85,724	87,630	3,486	825,419

	99,943	78,944		$3,481		$515		$497	$274,797	$85,724	$280,608	$214,567	$4,705,768

Silver

Peñasquito	2,087	1,609		$39.29		$4.56		$5.09	$63,205	$-	$47,683	$55,870	$216,421

Antamina	1,672	1,552		39.29		8.12		4.39	60,981	-	41,560	48,377	467,399

Constancia	577	275		39.29		6.30		6.43	10,806	-	7,307	9,074	155,341

Blackwater	166	137		41.69		7.45		7.55	5,692	-	3,644	3,030	168,535

Other [8]	1,493	1,187		40.50		6.34		3.31	48,111	-	36,642	39,044	548,017

	5,995	4,760		$39.66		$6.35		$4.57	$188,795	$-	$136,836	$155,395	$1,555,713

Palladium

Stillwater	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	604	529		$18.19		$3.44		$9.02	$9,623	$-	$3,034	$8,546	$220,250

Operating results									$476,257	$85,724	$421,712	$381,018	$6,837,323

Other

General and administrative											$(10,424)	$(6,720)

Share based compensation											(8,652)	-

Donations and community investments											(1,406)	(1,441)

Finance costs											(1,441)	(144)

Other											12,834	10,662

Income tax											(45,407)	(422)

Total other											$(54,496)	$1,935	$1,582,195

											$367,216	$382,953	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	The gain on disposal of Other gold interests relates to the gain on the buyback of 33% of the Cangrejos PMPA.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
7)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
8)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q3 2026	Q3 2025	Change	Change

GEO Production [1,2]	230,965	203,835	27,131	13.3%

GEO Sales [2]	192,270	161,845	30,425	18.8%

Average price per GEO sold [2]	$4,014	$2,943	$1,071	36.4%

Revenue	$771,734	$476,257	$295,477	62.0%

Cost of sales, excluding depletion	$105,337	$74,303	$(31,034)	(41.8)%

Depletion	127,893	65,966	(61,927)	(93.9)%

Cost of sales	$233,230	$140,269	$(92,961)	(66.3)%

Gross margin	$538,504	$335,988	$202,516	60.3%

General and administrative	10,225	10,424	199	1.9%

Share based compensation	13,528	8,652	(4,876)	(56.4)%

Donations and community investments	3,740	1,406	(2,334)	(166.0)%

Earnings from operations	$511,011	$315,506	$195,505	62.0%

Gain on disposal of mineral stream interests	-	85,724	(85,724)	n.a.

Other income (expense)	1,761	12,834	(11,073)	(86.3)%

Earnings before finance costs and income taxes	$512,772	$414,064	$98,708	23.8%

Finance costs	25,097	1,441	(23,656)	(1,641.6)%

Earnings before income taxes	$487,675	$412,623	$75,052	18.2%

Income tax expense	77,427	45,407	(32,020)	(70.5)%

Net earnings	$410,248	$367,216	$43,032	11.7%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Nine Months Ended September 30, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	197,086	192,024		$4,511		$433		$408	$866,182	$704,751	$783,008	$2,542,453

Sudbury [5]	12,814	12,995		4,550		400		1,376	59,125	36,049	53,930	200,616

Constancia	10,715	16,720		4,675		429		337	78,174	65,353	70,997	46,641

San Dimas	19,899	21,065		4,529		647		433	95,418	72,678	81,791	116,105

Stillwater	4,054	4,268		4,511		820		563	19,252	13,352	15,753	201,800

Blackwater	16,443	16,525		4,530		1,562		612	74,865	38,944	49,398	320,936

Platreef	387	95		4,267		100		657	407	335	397	275,640

Other [6]	18,050	19,448		4,544		879		1,220	88,369	47,548	71,268	1,726,029

	279,448	283,140		$4,527		$550		$520	$1,281,792	$979,010	$1,126,542	$5,430,220

Silver

Peñasquito	7,422	6,149		$72.47		$4.62		$4.97	$445,673	$386,673	$417,262	$176,277

Antamina	6,542	5,608		72.44		14.58		18.72	406,191	219,458	324,454	4,654,655

Constancia	1,673	1,639		74.60		6.33		6.52	122,248	101,190	111,872	140,721

Blackwater	559	410		70.46		12.95		8.11	28,835	20,219	23,653	164,184

Other [7]	5,150	3,523		73.87		15.83		3.77	260,320	191,263	238,068	572,019

	21,346	17,329		$72.90		$10.48		$9.40	$1,263,267	$918,803	$1,115,309	$5,707,856

Palladium

Stillwater	7,208	7,722		$1,490		$271		$488	$11,508	$5,646	$9,415	$205,123

Platreef	155	34		1,326		392		324	45	21	31	78,803

	7,363	7,756		$1,490		$272		$487	$11,553	$5,667	$9,446	$283,926

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	203	49		1,662		498		245	81	45	57	57,572

	203	49		$1,662		$498		$245	$81	$45	$57	$67,023

Cobalt

Voisey’s Bay	1,856	1,675		$27.28		$5.12		$8.91	$45,711	$22,209	$32,955	$200,954

Operating results									$2,602,404	$1,925,734	$2,284,309	$11,689,979

Other

General and administrative										$(34,524)	$(40,413)

Share based compensation										(28,447)	(29,257)

Donations and community investments										(9,902)	(9,241)

Finance costs										(57,599)	(55,414)

Other										28,568	19,727

Income tax										(288,302)	(109,515)

Total other										$(390,206)	$(224,113)	$532,242

										$1,535,528	$2,060,196	$12,222,221

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

Nine Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	207,799	215,908		$3,183		$429		$393	$687,165	$-	$509,623	$594,573	$2,654,535

Sudbury [6]	15,135	13,210		3,222		400		1,352	42,564	-	19,419	28,612	223,690

Constancia	22,277	19,323		3,112		425		325	60,140	-	45,649	51,928	58,047

San Dimas	22,910	22,852		3,186		640		330	72,808	-	50,643	58,187	128,937

Stillwater	4,710	4,798		3,182		560		466	15,268	-	10,345	12,582	205,223

Blackwater	9,946	9,864		3,490		1,212		610	34,426	-	16,454	11,552	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	2,718	3,259		3,214		410		1,299	10,474	85,724	90,630	9,139	825,419

	285,495	289,214		$3,191		$473		$446	$922,845	$85,724	$742,763	$766,573	$4,705,768

Silver

Peñasquito	5,944	5,697		$34.75		$4.56		$4.92	$197,943	$-	$143,923	$171,967	$216,421

Antamina	4,201	3,509		35.79		7.30		6.66	125,595	-	76,600	99,973	467,399

Constancia	1,684	1,630		33.94		6.27		6.16	55,320	-	35,071	45,108	155,341

Blackwater	339	280		39.13		6.99		8.63	10,932	-	6,567	7,548	168,535

Other [8]	4,102	2,995		36.60		5.20		4.59	109,683	-	80,356	85,075	548,017

	16,270	14,111		$35.40		$5.62		$5.50	$499,473	$-	$342,517	$409,671	$1,555,713

Palladium

Stillwater	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,791	1,147		$17.09		$3.25		$9.11	$19,590	$-	$5,424	$15,415	$220,250

Operating results									$1,449,886	$85,724	$1,093,841	$1,198,232	$6,837,323

Other

General and administrative											$(34,970)	$(36,596)

Share based compensation											(30,795)	(17,209)

Donations and community investments											(6,466)	(6,416)

Finance costs											(4,309)	(3,330)

Other											30,090	27,628

Income tax											(133,920)	(3,604)

Total other											$(180,370)	$(39,527)	$1,582,195

											$913,471	$1,158,705	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	The gain on disposal of Other gold interests relates to the gain on the buyback of 33% of the Cangrejos PMPA.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
7)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
8)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	YTD 2026	YTD 2025	Change	Change

GEO Production [1,2]	647,258	568,405	78,854	13.9%

GEO Sales [2]	583,129	532,756	50,373	9.5%

Average price per GEO sold [2]	$4,463	$2,721	$1,742	64.0%

Revenue	$2,602,404	$1,449,886	$1,152,518	79.5%

Cost of sales, excluding depletion	$349,423	$224,107	$(125,316)	(55.9)%

Depletion	327,247	217,662	(109,585)	(50.3)%

Cost of sales	$676,670	$441,769	$(234,901)	(53.2)%

Gross margin	$1,925,734	$1,008,117	$917,617	91.0%

General and administrative	34,524	34,970	446	1.3%

Share based compensation	28,447	30,795	2,348	7.6%

Donations and community investments	9,902	6,466	(3,436)	(53.1)%

Earnings from operations	$1,852,861	$935,886	$916,975	98.0%

Gain on disposal of mineral stream interests	-	85,724	(85,724)	n.a.

Other income (expense)	28,568	30,090	(1,522)	(5.1)%

Earnings before finance costs and income taxes	$1,881,429	$1,051,700	$829,729	78.9%

Finance costs	57,599	4,309	(53,290)	(1,236.7)%

Earnings before income taxes	$1,823,830	$1,047,391	$776,439	74.1%

Income tax expense	288,302	133,920	(154,382)	(115.3)%

Net earnings	$1,535,528	$913,471	$622,057	68.1%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver, palladium and platinum on a per ounce basis and cobalt on a per pound basis; (iv) cash operating margin; and (v) net debt.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and the non-cash accretion of interest on the 777 PMPA refundable deposit as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The	following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2026	2025	2026	2025
Net earnings	$410,248	$367,216	$1,535,528	$913,471
Add back (deduct):
Gain on disposal of Mineral Stream Interest	-	(85,724)	-	(85,724)

Income tax expense related to disposal of Mineral Stream Interest	-	12,859	-	12,859

(Gain) loss on fair value adjustment of share purchase warrants held	(204)	(1,765)	232	(4,522)

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	(1,152)	-	(1,152)

Deferred income tax (expense) recovery recognized in the Statement of OCI	-	(10,191)	-	(16,487)
Interest accretion on the 777 refundable deposit	(204)	(189)	(606)	(561)
Adjusted net earnings	$409,840	$281,054	$1,535,154	$817,884
Divided by:
Basic weighted average number of shares outstanding	454,171	453,967	454,117	453,850
Diluted weighted average number of shares outstanding	455,030	454,768	454,992	454,625
Equals:
Adjusted earnings per share - basic	$0.902	$0.619	$3.381	$1.802
Adjusted earnings per share - diluted	$0.901	$0.618	$3.374	$1.799

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for per share amounts)	2026	2025	2026	2025

Cash generated by operating activities	$644,856	$382,953	$2,060,196	$1,158,705

Divided by:

Basic weighted average number of shares outstanding	454,171	453,967	454,117	453,850

Diluted weighted average number of shares outstanding	455,030	454,768	454,992	454,625

Equals:

Operating cash flow per share - basic	$1.420	$0.844	$4.537	$2.553

Operating cash flow per share - diluted	$1.417	$0.842	$4.528	$2.549

iii.

Average cash cost of gold, silver, palladium and platinum on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver, palladium and platinum on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended September 30			Nine Months Ended September 30

(in thousands, except for gold, palladium and platinum ounces sold and per unit amounts)	2026	2025		2026	2025

Cost of sales	$233,230		$140,269	$676,670		$441,769

Less: depletion	(127,893)		(65,966)	(327,247)		(217,662)

Less: cost of sales related to delay ounces [1]	-		(1,071)	(1,514)		(2,944)

Cash cost of sales	$105,337		$73,232	$347,909		$221,163

Cash cost of sales is comprised of:

Total cash cost of gold sold	$50,509		$40,659	$155,595		$136,686

Total cash cost of silver sold	50,855		30,223	181,605		79,345

Total cash cost of palladium sold	658		532	2,106		1,405

Total cash cost of platinum sold	24		-	24		-

Total cash cost of cobalt sold	3,291		1,818	8,579		3,727

Total cash cost of sales	$105,337		$73,232	$347,909		$221,163

Divided by:

Total gold ounces sold	91,969		78,944	283,140		289,214

Total silver ounces sold	5,758		4,760	17,329		14,111

Total palladium ounces sold	2,781		2,594	7,756		7,626

Total platinum ounces sold	49		-	49		-

Total cobalt pounds sold	661		529	1,675		1,147

Equals:

Average cash cost of gold (per ounce)	$549		$515	$550		$473

Average cash cost of silver (per ounce)	$8.83		$6.35	$10.48		$5.62

Average cash cost of palladium (per ounce)	$236		$205	$272		$184

Average cash cost of platinum (per ounce)	$498	$	n.a.	$498	$	n.a.

Average cash cost of cobalt (per pound)	$4.98		$3.44	$5.12		$3.25

 1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30			Nine Months Ended September 30

(in thousands, except for gold, palladium and platinum ounces sold and per unit amounts)	2026	2025		2026	2025

Gross margin	$538,504		$335,988	$1,925,734		$1,008,117

Add back: depletion	127,893		65,966	327,247		217,662

Add back: cost of sales related to delay ounces [1]	-		1,071	1,514		2,944

Cash operating margin	$666,397		$403,025	$2,254,495		$1,228,723

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$342,461		$234,138	$1,126,197		$786,159

Total cash operating margin of silver sold	306,883		158,572	1,081,662		420,128

Total cash operating margin of palladium sold	3,029		2,510	9,447		6,573

Total cash operating margin of platinum sold	57		-	57		-

Total cash operating margin of cobalt sold	13,967		7,805	37,132		15,863

Total cash operating margin	$666,397		$403,025	$2,254,495		$1,228,723

Divided by:

Total gold ounces sold	91,969		78,944	283,140		289,214

Total silver ounces sold	5,758		4,760	17,329		14,111

Total palladium ounces sold	2,781		2,594	7,756		7,626

Total platinum ounces sold	49		-	49		-

Total cobalt pounds sold	661		529	1,675		1,147

Equals:

Cash operating margin per gold ounce sold	$3,724		$2,966	$3,977		$2,718

Cash operating margin per silver ounce sold	$53.30		$33.31	$62.42		$29.78

Cash operating margin per palladium ounce sold	$1,090		$968	$1,218		$862

Cash operating margin per platinum ounce sold	$1,164	$	n.a.	$1,164	$	n.a.

Cash operating margin per cobalt pound sold	$21.11		$14.75	$22.16		$13.84

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Credit Facility and the Term Loan. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at September 30	As at December 31
(in thousands)	2026	2025

Bank debt	$1,597,518	$-
Less: cash and cash equivalents	(145,802)	(1,153,593)

Net debt (net cash)	$1,451,716	$(1,153,593)

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s Precious Metals Purchase Agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s precious metal purchase agreement (“PMPA”) counterparties at Mining Operations.
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs; or other payments under royalty arrangements;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the ability of the Company to repay the existing Revolving Credit Facility and new Term Loan;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, and the Company’s ability to pay its taxes;
•	possible CRA domestic and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	risks relating to the generation of sufficient cash flow to repay the existing Revolving Credit Facility and the new Term Loan;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with sustainability-related matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;

•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that the Company will be able to repay the existing Revolving Credit Facility and new Term Loan;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;
•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2025, which was filed on March 31, 2026 and other continuous disclosure documents filed by Wheaton since January 1, 2026, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-GAAP measures in this press release. Details of the dividend can be found in Wheaton’s news release dated November 5, 2026, titled “Wheaton Precious Metals Announces Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Other metals in gold equivalent ounces (“GEOs”) includes palladium, platinum and cobalt. Gold equivalent ounces (“GEOs”) for 2026 and long-term guidance are calculated by converting silver, palladium, platinum and cobalt to a gold equivalent by using the following commodity price assumptions: $4,800 per ounce gold, $80 per ounce silver, $1,500 per ounce palladium, $2,000 per ounce platinum, and $25 per pound cobalt.

4Source: Company reports S&P Global estimates of 2026-2030 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 22 mining assets which are currently operating, 20 of which are at various stages of development, and 15 of which are in various stages of exploration (with exploration assets including three which have been placed in care and maintenance or have been closed).

6Further details for long-term guidance can be found in the Wheaton news release dated February 16, 2026, titled “Wheaton Precious Metals Exceeds 2025 Production Guidance and Provides 2026 and Long-Term Outlook, Projecting Approximately 50% Growth to 1.2 Million Gold Equivalent Ounces by 2030.”

7Wheaton’s long-term production outlook is based on information available as of February 16, 2026, the date of publication.